EXHIBIT 5(a)

April 8, 2004

E. I. du Pont de Nemours and Company

1007 Market Street

Wilmington, Delaware 19898

Sir/Madam:

Reference is made to the Registration Statement being filed by you with the Securities and Exchange Commission, relating to seventy-five thousand (75,000) shares of E. I. du Pont de Nemours and Company (hereinafter called “the Company”) $0.30 par value Common Stock (“Common Stock”). It is my opinion that:

(a)	the Company is duly organized and existing under the laws of the State of Delaware; and

(b)	all shares of Common Stock so registered are or will when sold, be legally issued, fully paid and nonassessable.

I hereby consent to the use of this opinion in connection with the above-mentioned Registration Statement.

Very truly yours,

/s/ Stacey J. Mobley

Stacey J. Mobley
Senior Vice President and Chief Administrative Officer and
General Counsel